January 25, 2008
Mr. Kevin Woody, Branch Chief
Mr. Howard Efron, Staff Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Gartner, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-14443
Gentlemen:
     Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated January 15, 2008, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006.
     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K, as applicable.
Form 10-K for the fiscal year ended December 31, 2006
Financial Statements
Stock-based Compensation
Restricted Stock Units, page 52
1. We note your response to prior comment 3. Please provide additional information regarding your compliance with SFAS 123(R). Based upon your response it is not clear how you are currently recognizing the expense for these RSUs and how your current program is similar to the one discussed in paragraph A69. Within your response, please specifically tell how you are recognizing expense, the specific provisions of the plan and how you have complied with SFAS 123(R). Additionally, please tell us what effect, if any, the additional RSUs issued above the target at the end of the first performance period has on the recognition of expense.

Response:
The Company respectfully submits the following information in response to the above comment:
The RSUs in question were issued under the Company’s 2003 Long-Term Incentive Plan (“2003 LTIP”). The 2003 LTIP provides for the grant of restricted stock units that contain vesting criteria set by the Compensation Committee of the Company’s Board of Directors based upon the achievement of Company-wide, business unit or individual goals (including continued employment). Additionally, the 2003 LTIP permits the Compensation Committee to further condition such awards upon the attainment of Performance Objectives (as defined in the 2003 LTIP).
The performance-based RSUs awarded in 2006 to the Company’s executive officers were subject to both four year time-based vesting based upon continued service and the number of RSUs eligible to vest was based on a one year performance condition whereby the ultimate number of RSUs eligible to vest was tied to the achievement of certain levels of sales bookings in the Company’s Research segment. This performance condition is a permissible Performance Objective under the 2003 LTIP.
For 2006, at 100% of the sales booking target, 474,000 RSUs were eligible to vest, while the final RSU award could have ranged from 0% to 200% of the target amount. The actual 2006 achievement for this objective was 164.5% of the target sales bookings amount, resulting in a total of 740,250 RSUs being awarded, adjusted for actual forfeitures. Note that if the minimum sales booking amount had not been achieved for the year, the entire award would have been forfeited, and any expense booked to date would have been reversed. This award is described in detail on pages 15-16 of the Company’s 2007 Proxy Statement.
At the end of each of the first, second, and third quarters of 2006, the Company estimated what it believed would be the probable (the most likely outcome pursuant to SFAS No. 123(R), paragraph 44) annual sales bookings amount that would be reached for the year. Using the probable sales bookings amount, the Company then further estimated the number of RSUs that would ultimately be eligible to vest. The fair value per share of an RSU was determined on the date of grant based on the market price of the Company’s common stock on that date. Using the estimated number of RSUs eligible to vest and the fair value per share figure, the Company then determined the total estimated value of the award at the end of each of the first, second and third quarters of 2006. At year-end 2006, when the final sales bookings number became known, the Company determined the actual number of RSUs eligible to vest and the final value of the award, and appropriate adjustments were made to the quarterly SFAS 123(R) charge for the fourth quarter of 2006.
The actual number of performance-based RSUs awarded vest ratably over four years from the vesting commencement date, but the RSUs are expensed on an accelerated basis as required by SFAS 123(R), paragraph A69 (footnote 73 to that paragraph specifies that the policy decision to use straight line or accelerated amortization is not permitted because of the performance condition). Accelerated expensing is required under paragraph A69 because vesting of each successive award is dependent on the achievement of the performance condition. As a result, while the entire award has the same service inception date and grant date, each tranche of the award has its own explicit service period over which the value is recognized.
Since each tranche has its own explicit service period, and 25% of the shares vest each year, an acceleration of expense results since each quarterly period must include a charge for each tranche (the first tranche has a one-year service period, the second tranche a two-year service period, and so on). The following table displays how the total value of the award is recognized as expense on a percentage basis and the amount of vested shares over the four year service period:

	Year 1	Year 2	Year 3	Year 4
Expense recognition by year:
Tranche 1	100%
Tranche 2	50%	50%
Tranche 3	34%	33%	33%
Tranche 4	25%	25%	25%	25%

Cumulative expense recognition:	52%	79%	94%	100%

Cumulative shares vested:	25%	50%	75%	100%

As indicated in the table above, accelerated amortization results in the recognition in expense of 52% of the total value of the award in Year 1, 27% in Year 2, 15% in Year 3, and in Year 4, 6%.
***
     In connection with its response, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (203) 316 -6876. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (866) 785-2981, as well as that of Robert Sanchez, Esq. of Wilson Sonsini Goodrich & Rosati, our external counsel, at (202) 973 -8899. Thank you for your assistance.

Sincerely,
/s/ Christopher J. Lafond

Christopher J. Lafond Executive Vice President Chief Financial Officer

cc: Robert Sanchez, Esq.